FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 22, 2009

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, ” AUO Reports 4Q2008 and Full Year Results”, dated January 22, 2009.
2.	Investor Conference Materials entitled, “AU Optronics Corp. Fourth Quarter 2008 Results”, dated January 22, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: January 22, 2009	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

News Release
AUO Reports 4Q2008 and Full Year Results

Issued by: AU Optronics Corp.
Issued on: January 22, 2009

Hsinchu, Taiwan, January 22, 2009 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced unaudited results for 4Q2008 and the Fiscal 2008. For the fourth quarter ended December 31, 2008, AUO posted consolidated revenue of NT$59,750 million (US$1.8 billion), net loss of NT$26,595 million (US$812 million), attributable to equity holders of the parent company NT$26, 565 million (US$811 million), and basic LPS NT$3.12 per common share (US$0.95 per ADR unit).

Fourth Quarter Result Highlights

AUO reported the following unaudited consolidated results for the fourth quarter:

•	Revenue decreased by 42.6% QoQ to NT$59.8 billion
•	Net loss of NT$26.6 billion
•	Basic LPS of NT$3.12 per common share
•	Gross loss of 35%
•	Operating loss of 44.3%

Full Year Result Highlights

AUO reported the following consolidated results for the full year:

•	Revenue of NT$423.9 billion, down 11.7% YoY
•	Net income of NT$21.6 billion, down 61.7% YoY
•	basic EPS of NT$2.5 per common share (US$0.76 per ADR unit), down 65.4% YoY
•	Gross margin of 13.1%
•	Operating margin of 7.2%

 “Due to continued repercussion caused by global financial crisis and sluggish market demands, the shipments of large-sized panels in 4Q2008 resulted in 27% Q-o-Q decrease, with average selling price down by 28%. Meanwhile, the shipments of small- and medium-

sized panels were also down by 23% comparing with previous quarter. Nevertheless, these numbers are in line with the Company’s revised 4Q2008 guidance,” said Mr. Max Cheng, Vice President and Chief Financial Officer of AUO, “Following the Company’s longstanding operation practice of not storing inventories, the Company has adopted the newly enacted Statement of Financial Accounting Standards (SFAS) No 10, also known as accounting standard No. 10, since 4Q2008. Impacted by gross loss and low loading rate, the net loss in 4Q was higher than it was anticipated. But the net value of inventories has reduced to NT$23.6 billion, a substantial 40.8% Q-o-Q drop. The Inventory Turnover Days had also reduced to 36 days in 4Q from 40 days in 3Q, which had further strengthened the Company’s effective management over its inventory.”

“The Company was able to manage its Net Debt to Equity Ratio in a reasonable scale, despite the increase from 19.0% in 3Q to 26.5% in 4Q. In terms of overall result in 2008, the Company was able to post 13.1% consolidated Gross Margin, as well as 7.2% Operating Margin amid the global economic downturn that has impeded all sectors around the world,” added Cheng, “In 2009, AUO is to carefully manage its Capital Expenditure and continue to maintain a cautious position in terms of its capacity input in accordance with market demands. Furthermore, the Company is to continue strengthening its Research and Development efforts, as well as seeking innovative methods to improve its manufacturing processes, in a bid to enhance its long term competitiveness and to ensure its best readiness in coping with future business opportunities when cycle turns positively.”

* Amounts converted by an exchange rate of NTD32.76 :USD1 as of December 31, 2008.
* All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)

#                      #                      #

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is the worldwide top 3 manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.5 inches to greater than 65 inches. AUO generated NT$480.2 billion (US$14.8 billion) in sales revenue in 2007 and now houses a staff of more than 38,000 employees throughout its global operations spreading across Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to successfully list at the New York Stock Exchange (NYSE). For more information, please visit AUO.com.

* DisplaySearch 3Q2008 WW Large-Area TFT-LCD Shipment Report dated October 29, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the worldwide top three manufacturer of large-size TFT-LCD panels, today announced the above news.  Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 4th, 2008.

For more information, please contact:

Bryan Yen	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008800 ext 6956	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: bryan.yen@auo.com	yawen.hsiao@auo.com

                                      AUO

                               AU Optronics Corp.
                 Four Quarter 2008 Results Investor Conference

                                January 22, 2009

                                                  AUO Proprietary & Confidential

                               Safe Harbor Notice

o    The  statements  included in this  presentation  that are not historical in nature are  "forward-looking  statements" within the meaning of Section 27A of the United States  Securities  Act of 1933 and Section 21E of the United
     States Securities Exchange Act of 1934. These  forward-looking  statements, which may include  statements  regarding AU  Optronics'  future  results of operations,  financial  condition  or  business  prospects,  are subject to significant risks and uncertainties and are based on AU Optronics'  current expectations.

o    Actual  results may differ  materially  from those  expressed or implied in these forward-looking statements for a variety of reasons, including, among other  things:  the cyclical  nature of our  industry;  our  dependence  on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel;  general economic and political  conditions,  including those related to the TFT-LCD industry;  possible disruptions in commercial  activities caused by natural
     and  human-induced  disasters,   including  terrorist  activity  and  armed
     conflict; and fluctuations in foreign currency exchange rates.

o    In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
     China ("ROC  GAAP").  Readers  should be  cautioned  that these  accounting principles  differ in many  material  respects from  accounting  principles generally  accepted in the United  States of America ("US  GAAP").  o o Our
     release  of  financial  forecasts  and  forward-looking  statements  at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements,  whether as a result of new information, future events or otherwise.

o    Additional  information as to these and other factors that may cause actual results to differ materially from AU Optronics'  forward-looking statements or some of the major differences  between ROC GAAP and US GAAP can be found in AU Optronics'  Annual Report on Form 20-F with respect to the year ended
     December,  2007  filed  with the  United  States  Securities  and  Exchange
     Commission.

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	4Q'08		3Q'08		QoQ %	4Q'07	
Net Sales	**59,750**	100.0%	**104,072**	100.0%	*(42.6%)*	**155,495**	100.0%
Cost of Goods Sold	(80,685)	(135.0%)	(95,712)	(92.0%)	*(15.7%)*	(113,502)	(73.0%)
Gross Profit (Loss)	**(20,935)**	**(35.0%)**	**8,360**	**8.0%**	–	**41,993**	**27.0%**
Operating Expenses	(5,528)	(9.3%)	(5,677)	(5.5%)	*(2.6%)*	(7,212)	(4.6%)
Operating Income (Loss)	**(26,462)**	**(44.3%)**	**2,683**	**2.6%**	–	**34,781**	**22.4%**
Net Non-operating Expenses	(1,182)	(2.0%)	(1,239)	(1.2%)	*(4.6%)*	(1,352)	(0.9%)
Income (Loss) before Tax	**(27,645)**	**(46.3%)**	**1,443**	**1.4%**	–	**33,429**	**21.5%**
Net Income (Loss)	**(26,595)**	**(44.5%)**	**860**	**0.8%**	–	**33,092**	**21.3%**
Attributable to:							
Equity holders of the parent company	(26,565)	(44.5%)	806	0.8%	–	33,006	21.2%
Minority interest	(30)	(0.1%)	54	0.1%	–	86	0.1%
Net Income (Loss)	**(26,595)**	**(44.5%)**	**860**	0.8%	–	**33,092**	21.3%
Basic EPS (NT$)[a]	**(3.12)**		**0.09**		–	**4.22**	
Operating Income + D&A	**(5,013)**	**(8.4%)**	**22,935**	**22.0%**	–	**55,322**	**35.6%**
Unit Shipments (mn)[b]							
Large Size Panels	**15.1**		**20.7**		*(27.2%)*	**23.2**	
Small & Medium Size Panels	**47.4**		**61.1**		*(22.5%)*	**48.0**	

– Unaudited, prepared by AUO on a consolidated basis

(a) Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,505m shares in 4Q08, 8,505m shares in 3Q08 and 7,809m shares in 4Q07) by retroactively adjusting to stock dividend and stock bonus

(b) Large size refers to panels that are 10 inches and above

3

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	FY 2008		FY 2007[a]		YoY %
Net Sales	**423,928**	100.0%	**480,184**	100.0%	*(11.7%)*
Cost of Goods Sold	(368,603)	(86.9%)	(394,005)	(82.1%)	*(6.4%)*
Gross Profit	**55,325**	**13.1%**	**86,178**	**17.9%**	*(35.8%)*
Operating Expenses	(24,732)	(5.8%)	(22,903)	(4.8%)	*8.0%*
Operating Income	**30,592**	**7.2%**	**63,275**	**13.2%**	*(51.7%)*
Net Non-operating Expenses	(4,321)	(1.0%)	(4,711)	(1.0%)	*(8.3%)*
Income before Tax	**26,271**	**6.2%**	**58,564**	**12.2%**	*(55.1%)*
Net Income	**21,642**	**5.1%**	**56,476**	**11.8%**	*(61.7%)*
Attributable to:					
Equity holders of the parent company	21,267	5.0%	56,418	11.7%	*(62.3%)*
Minority interest	374	0.1%	58	0.0%	*543.8%*
Net Income	**21,642**	**5.1%**	**56,476**	11.8%	*(61.7%)*
Basic EPS (NT$)[b]	**2.50**		**7.22**		*(65.4%)*
Operating Income + D&A	**112,080**	**26.4%**	**144,980**	**30.2%**	*(22.7%)*
ROE[c]	**7.3%**		**21.6%**		*(66.1%)*
Unit Shipments (mn)[d]					
Large Size Panels	**79.7**		**80.9**		*(1.5%)*
Small & Medium Size Panels	**188.1**		**143.1**		*31.5%*

– Unaudited, prepared by AUO on a consolidated basis

(a) Effective 2Q07, AUO's consolidated financial statement incorporated CFI into consolidated entity.

(b) Basic EPS was calculated based on total weighted average outstanding shares of 8,505m shares and 7,809m shares in 2008 and 2007, respectively

(c) ROE was based on average equity attributable to shareholders of the parent company

(d) Large size refers to panels that are 10 inches and above

4

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	4Q'08	3Q'08	QoQ %	4Q'07
Cash & ST Investment	83,905	89,484	*(6.2%)*	91,237
Inventory	23,611	39,889	*(40.8%)*	35,431
Short Term Debt[a]	48,443	47,122	*2.8%*	35,722
Long Term Debt	114,342	103,758	*10.2%*	142,016
Equity	299,259	326,879	*(8.4%)*	300,820
Total Assets	566,968	602,335	*(5.9%)*	617,459
Inventory Turnover (Days)[b]	**36**	**40**		**31**
Debt to Equity	**54.4%**	**46.2%**		**59.1%**
Net Debt to Equity	**26.5%**	**19.0%**		**29.2%**

– Unaudited, prepared by AUO on a consolidated basis

(a) Short term debt refers to all interest bearing debt maturing within one year
(b) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

5

Consolidated Cash Flow Highlights

Amount : NT$ Million

	4Q'08	3Q'08	QoQ	FY2008
From Operating Activities	**13,748**	**31,737**	**(17,989)**	**131,908**
Net Profit (Loss)	(26,595)	860	(27,454)	21,642
Depreciation & Amortization	21,449	20,253	1,197	81,488
Net Change in Working Capital	17,426	7,840	9,587	23,272
From Investing Activities	**(30,460)**	**(24,674)**	**(5,786)**	**(101,107)**
Capital Expenditure	(30,771)	(24,055)	(6,716)	(98,205)
From Financing Activities	**11,204**	**(10,716)**	**21,921**	**(37,436)**
Net Change in Debt	11,211	10,762	450	(15,973)
Cash Dividends	0	(19,671)	19,671	(19,671)
Employees' Compensation	0	(1,625)	1,625	(1,625)
Net Change in Cash[a]	**(5,418)**	**(3,217)**	**(2,201)**	**(6,455)**

– Unaudited, prepared by AUO on a consolidated basis

(a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries .

6

                                                                             AUO

                      Consolidated Revenues by Application

                               [GRAPHIC OMITTED]

                                                                             AUO

                           Large Panel - ASP by Unit

                               [GRAPHIC OMITTED]

-    Unaudited, prepared by AUO on a consolidated basis

-    Large size refers to panels that are 10 inches and above

-    Blended ASP in US$ was translated from NT$ based on average  exchange rates announced  by  Directorate  General of Customs,  ROC Ministry of Finance of
     each respective quarter

                                                                             AUO
                      Consolidated Shipments & ASP by Area

                               [GRAPHIC OMITTED]

-    Unaudited, prepared by AUO on a consolidated basis

-    ASP per  square  meter  in US$ was  translated  from NT$  based on  average exchange rates announced by Directorate General of Customs, ROC Ministry of
     Finance of each respective quarter

                       Consolidated Small & Medium Panel
                              Shipments & Revenues

                               [GRAPHIC OMITTED]

o    Unaudited, prepared by AUO on a consolidated basis

o    Small & Medium size refers to panels that are under 10 inches

                                       10

                                 Capacity by Fab

Fab            Substrate Size (mm)     12/2008 Capacity      3/2009 (F) Capacity
L3A(G3.5)            610X720                40,000                   40,000
L3B(G3.5)            610X720             20,000 LTPS             20,000  LTPS
L3C(G3.5)            610X720                60,000                   60,000
L3D(G3.5)            610X750                30,000                   30,000
L4A(G4.0)            610X880                60,000                   60,000
L5A(G5.0)           1100X1250               50,000                   50,000
L5B(G5.0)           1100X1300               70,000                   70,000
L5C(G5.0)           1100X1300              120,000                  120,000
L5D(G5.0)           1100X1300               70,000                   70,000
L6A(G5.0)           1500X1850              120,000                  120,000
L6B(G5.0)           1500X1850              120,000                  120,000
L7A(G5.0)           1950X2250               75,000                   75,000

-    Capacity based on monthly glass substrate input

                                       11

                                                                             AUO

                                  www.auo.com
                                   ir@auo.com

                                       12

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
December 31, 2008 and 2007

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	December 31, 2008			December 31, 2007		YoY	
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,547	83,435	14.7	89,890	14.6	(6,455)	(7.2)
Available-for-Sale Financial Assets - Current	14	470	0.1	1,347	0.2	(877)	(65.1)
Notes & Accounts Receivables	730	23,899	4.2	75,911	12.3	(52,012)	(68.5)
Other Current Financial Assets	127	4,150	0.7	2,520	0.4	1,630	64.7
Inventories	721	23,611	4.2	35,431	5.7	(11,820)	(33.4)
Other Current Assets	328	10,761	1.9	12,780	2.1	(2,019)	(15.8)
Total Current Assets	4,467	146,325	25.8	217,878	35.3	(71,553)	(32.8)
Long-term Investments	239	7,836	1.4	8,335	1.3	(499)	(6.0)
Fixed Assets	21,098	691,180	121.9	592,779	96.0	98,401	16.6
Less: Accumulated Depreciation	(9,213)	(301,832)	(53.2)	(228,944)	(37.1)	(72,887)	31.8
Net Fixed Assets	11,885	389,348	68.7	363,835	58.9	25,513	7.0
Other Assets	716	23,458	4.1	27,411	4.4	(3,953)	(14.4)
Total Assets	17,307	566,968	100.0	617,459	100.0	(50,491)	(8.2)
LIABILITIES							
Short-term Borrowings	148	4,857	0.9	137	0.0	4,721	3456.0
Accounts Payable	1,776	58,178	10.3	96,577	15.6	(38,399)	(39.8)
Current Installments of Long-term Borrowings	1,330	43,585	7.7	35,585	5.8	8,000	22.5
Current Financial Liabilities	1	29	0.0	319	0.1	(290)	(91.0)
Accrued Expense & Other Current Liabilities	749	24,524	4.3	25,951	4.2	(1,427)	(5.5)
Machinery and Equipment Payable	652	21,363	3.8	15,952	2.6	5,411	33.9
Total Current Liabilities	4,656	152,537	26.9	174,521	28.3	(21,984)	(12.6)
Long-term Borrowings	2,950	96,651	17.0	119,670	19.4	(23,020)	(19.2)
Bonds Payable	540	17,691	3.1	22,345	3.6	(4,654)	(20.8)
Non Current Financial Liabilities	25	829	0.1	82	0.0	748	915.6
Other Long-term Liabilities	0	1	0.0	21	0.0	(20)	(93.6)
Total Long-term Liabilities	3,516	115,172	20.3	142,118	23.0	(26,946)	(19.0)
Total Liabilities	8,172	267,709	47.2	316,639	51.3	(48,930)	(15.5)
SHAREHOLDERS' EQUITY							
Common Stock	2,596	85,057	15.0	78,177	12.7	6,880	8.8
Capital Collected In Advance	0	0	0.0	475	0.1	(475)	(100.0)
Capital Surplus	3,469	113,651	20.0	113,808	18.4	(157)	(0.1)
Retained Earnings	2,747	89,992	15.9	96,530	15.6	(6,538)	(6.8)
Cumulative Translation Adjustments	71	2,331	0.4	1,050	0.2	1,281	122.0
Unrealized Gain/Loss on Financial Products	(28)	(932)	(0.2)	1,739	0.3	(2,671)	–
Net loss not recognized as pension cost	(1)	(40)	0.0	0	0.0	(40)	–
Minority Interest	281	9,200	1.6	9,041	1.5	159	1.8
Total Shareholders' Equity	9,135	299,259	52.8	300,820	48.7	(1,561)	(0.5)
Total Liabilities & Shareholders' Equity	17,307	566,968	100.0	617,459	100.0	(50,491)	(8.2)

Note: (1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.76 per USD as of December 31, 2008

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended December 31, 2008 and 2007 and September 30, 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison				
	4Q 2008		% of	4Q 2007	YoY	4Q 2008		% of	3Q 2008	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	1,824	59,750	100.0	155,495	(61.6)	1,824	59,750	100.0	104,072	(42.6)
Cost of Goods Sold	2,463	80,685	135.0	113,502	(28.9)	2,463	80,685	135.0	95,712	(15.7)
Gross Profit (Loss)	(639)	(20,935)	(35.0)	41,993	–	(639)	(20,935)	(35.0)	8,360	–
Operating Expenses										
SG&A	145	4,756	8.0	5,062	(6.1)	145	4,756	8.0	4,418	7.7
R&D	24	772	1.3	2,150	(64.1)	24	772	1.3	1,260	(38.7)
	169	5,528	9.3	7,212	(23.4)	169	5,528	9.3	5,677	(2.6)
Operating Income (Loss)	(808)	(26,462)	(44.3)	34,781	–	(808)	(26,462)	(44.3)	2,683	–
Net Non-Operating Expenses	(36)	(1,182)	(2.0)	(1,352)	(12.6)	(36)	(1,182)	(2.0)	(1,239)	(4.6)
Income (Loss) before Income Tax	(844)	(27,645)	(46.3)	33,429	–	(844)	(27,645)	(46.3)	1,443	–
Income Tax Benefit (Expense)	32	1,050	1.8	(336)	–	32	1,050	1.8	(584)	–
Net Income (Loss)	(812)	(26,595)	(44.5)	33,092	–	(812)	(26,595)	(44.5)	860	–
Attributable to:										
Equity Holders of The Parent Company	(811)	(26,565)	(44.5)	33,006	–	(811)	(26,565)	(44.5)	806	–
Minority Interest	(1)	(30)	(0.1)	86	–	(1)	(30)	(0.1)	54	–
Net Income	(812)	(26,595)	(44.5)	33,092	–	(812)	(26,595)	(44.5)	860	–
Basic Earnings Per Share	(0.10)	(3.12)		4.22		(0.10)	(3.12)		0.09	
Basic Earnings Per ADR[3]	(0.95)	(31.24)		42.21		(0.95)	(31.24)		0.95	
Weighted-Average Shares Outstanding ('M)		8,505		7,809			8,505		8,505	

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.76 per USD as of December 31, 2008
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 2008 and 2007

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison				
	2008		% of	2007	YoY
	USD	NTD	Sales	NTD	Chg %
Net Sales	12,940	423,928	100.0	480,184	(11.7)
Cost of Goods Sold	11,252	368,603	86.9	394,005	(6.4)
Gross Profit	1,689	55,325	13.1	86,178	(35.8)
Operating Expenses					
SG&A	592	19,400	4.6	17,033	13.9
R&D	163	5,332	1.3	5,871	(9.2)
	755	24,732	5.8	22,903	8.0
Operating Income	934	30,592	7.2	63,275	(51.7)
Net Non-Operating Expenses	(132)	(4,321)	(1.0)	(4,711)	(8.3)
Income before Income Tax	802	26,271	6.2	58,564	(55.1)
Income Tax Expense	(141)	(4,629)	(1.1)	(2,088)	121.7
Net Income	661	21,642	5.1	56,476	(61.7)
Attributable to:					
Equity Holders of The Parent Company	649	21,267	5.0	56,418	(62.3)
Minority Interest	11	374	0.1	58	543.8
Net Income	661	21,642	5.1	56,476	(61.7)
Basic Earnings Per Share	0.08	2.50		7.22	
Basic Earnings Per ADR(3)	0.76	25.01		72.24	
Weighted Average Number of Shares Outstanding (Million)		8,505		7,809	

Note: (1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.76 per USD as of December 31, 2008

(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended December 31, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2008		2007
	USD	NTD	NTD
Cash Flow from Operating Activities:			
Net Income	661	21,642	56,476
Depreciation & Amortization	2,487	81,488	81,706
Provision for Inventory Devaluation	153	5,008	362
Investment Loss(Gain) under Equity Method	10	314	(201)
Disposal Loss(Gain) on Long-term Investments	0	0	(25)
Changes in Working Capital & Others	716	23,456	18,610
Net Cash Provided by Operating Activities	4,026	131,908	156,927
Cash Flow from Investing Activities:			
Proceeds from Disposal of AFS Investments	8	270	5
Cash Refund from Capital-Reduction of AFS Investments	0	0	201
Acquisition of Property, Plant and Equipment	(2,998)	(98,205)	(65,137)
Proceeds from Disposal of Property, Plant and Equipment	41	1,344	138
Increase in Long-term Investments	(76)	(2,489)	(1,209)
Proceeds from Disposal of Long-term Investments	0	0	76
Decrease in Restricted Cash in Banks	0	8	10
Increase in Deferred Assets and Intangible Assets	(46)	(1,502)	(2,030)
Decrease(Increase) in Other Assets	(16)	(534)	219
Net Cash Used in Investing Activities	(3,086)	(101,107)	(67,727)
Cash Flow from Financing Activities:			
Increase(Decrease) in Short-term Borrowings	144	4,721	(3,593)
Increase in Guarantee Deposits	0	3	3
Decrease in Long-term Borrowings and Bonds Payable	(632)	(20,694)	(39,998)
Directors' and Supervisors' Remuneration and Employees' Compensation	(54)	(1,763)	(276)
Cash Dividends	(600)	(19,671)	(1,515)
Employee Stock Options Exercised	1	27	126
Change in Minority Interest	(2)	(58)	436
Net Cash Used by Financing Activities	(1,143)	(37,436)	(44,817)
Cash Proceeds from CFI Acquisition	0	0	1,604
Effect of Exchange Rate Changes on Cash	6	181	(23)
Net Increase(Decrease) in Cash and Cash Equivalents	(197)	(6,455)	45,964
Cash and Cash Equivalents at Beginning of Period	2,744	89,890	43,926
Cash and Cash Equivalents at End of Period	2,547	83,435	89,890

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.76 per USD as of December 31, 2008

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
December 31, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	December 31, 2008			December 31, 2007		YoY	
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,067	67,727	12.8	80,532	13.8	(12,805)	(15.9)
Available-for-Sale Financial Assets - Current	14	470	0.1	1,347	0.2	(877)	(65.1)
Notes & Accounts Receivables	736	24,122	4.6	76,216	13.1	(52,094)	(68.4)
Other Current Financial Assets	49	1,603	0.3	687	0.1	916	133.4
Inventories	594	19,456	3.7	32,317	5.6	(12,861)	(39.8)
Other Current Assets	321	10,511	2.0	11,343	1.9	(831)	(7.3)
Total Current Assets	3,782	123,890	23.4	202,442	34.8	(78,552)	(38.8)
Long-term Investments	1,245	40,775	7.7	31,370	5.4	9,406	30.0
Fixed Assets	18,593	609,094	114.9	523,817	90.0	85,277	16.3
Less: Accumulated Depreciation	(8,086)	(264,888)	(50.0)	(201,271)	(34.6)	(63,617)	31.6
Net Fixed Assets	10,507	344,206	64.9	322,546	55.4	21,661	6.7
Other Assets	648	21,230	4.0	25,444	4.4	(4,214)	(16.6)
Total Assets	16,181	530,102	100.0	581,802	100.0	(51,700)	(8.9)
LIABILITIES							
Short-term Borrowing	113	3,700	0.7	0	0.0	3,700	–
Accounts Payable	1,819	59,588	11.2	97,081	16.7	(37,493)	(38.6)
Current Installments of Long-term Borrowings	1,198	39,248	7.4	31,462	5.4	7,786	24.7
Current Financial Liabilities	1	24	0.0	319	0.1	(295)	(92.5)
Accrued Expense & Other Current Liabilities	570	18,684	3.5	20,498	3.5	(1,814)	(8.9)
Machinery and Equipment Payable	597	19,572	3.7	13,397	2.3	6,174	46.1
Total Current Liabilities	4,298	140,815	26.6	162,757	28.0	(21,942)	(13.5)
Long-term Borrowings	2,464	80,705	15.2	104,830	18.0	(24,125)	(23.0)
Bonds Payable	540	17,691	3.3	22,345	3.8	(4,654)	(20.8)
Non Current Financial Liabilities	25	829	0.2	82	0.0	748	915.6
Other Long-term Liabilities	0	2	0.0	8	0.0	(6)	(75.5)
Total Long-term Liabilities	3,029	99,228	18.7	127,265	21.9	(28,038)	(22.0)
Total Liabilities	7,327	240,043	45.3	290,023	49.8	(49,980)	(17.2)
SHAREHOLDERS' EQUITY							
Common Stock	2,596	85,057	16.0	78,177	13.4	6,880	8.8
Capital Collected In Advance	0	0	0.0	475	0.1	(475)	(100.0)
Capital Surplus	3,469	113,651	21.4	113,808	19.6	(157)	(0.1)
Retained Earnings	2,747	89,992	17.0	96,530	16.6	(6,538)	(6.8)
Cumulative Translation Adjustments	71	2,331	0.4	1,050	0.2	1,281	122.0
Unrealized Gain/Loss on Financial Products	(28)	(932)	(0.2)	1,739	0.3	(2,671)	–
Net loss not recognized as pension cost	(1)	(40)	0.0	0	0.0	(40)	–
Total Shareholders' Equity	8,854	290,059	54.7	291,779	50.2	(1,720)	(0.6)
Total Liabilities & Shareholders' Equity	16,181	530,102	100.0	581,802	100.0	(51,700)	(8.9)

Note: (1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.76 per USD as of December 31, 2008

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended December 31, 2008 and 2007 and September 30, 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison				
	4Q 2008		% of	4Q 2007	YoY	4Q 2008		% of	3Q 2008	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	1,817	59,518	100.0	155,254	(61.7)	1,817	59,518	100.0	103,827	(42.7)
Cost of Goods Sold	2,495	81,733	137.3	114,104	(28.4)	2,495	81,733	137.3	97,125	(15.8)
Gross Profit (Loss)	(678)	(22,215)	(37.3)	41,151	–	(678)	(22,215)	(37.3)	6,702	–
Operating Expenses										
SG&A	128	4,208	7.1	4,316	(2.5)	128	4,208	7.1	3,540	18.9
R&D	24	775	1.3	2,129	(63.6)	24	775	1.3	1,260	(38.5)
	152	4,984	8.4	6,445	(22.7)	152	4,984	8.4	4,800	3.8
Operating Income (Loss)	(830)	(27,199)	(45.7)	34,706	–	(830)	(27,199)	(45.7)	1,902	–
Net Non-Operating Expenses	(11)	(364)	(0.6)	(1,390)	(73.8)	(11)	(364)	(0.6)	(642)	(43.3)
Income (Loss) before Income Tax	(841)	(27,563)	(46.3)	33,317	–	(841)	(27,563)	(46.3)	1,260	–
Income Tax Benefit (Expense)	30	998	1.7	(311)	–	30	998	1.7	(454)	–
Net Income (Loss)	(811)	(26,565)	(44.6)	33,006	–	(811)	(26,565)	(44.6)	806	–
Basic Earnings Per Share	(0.10)	(3.12)		4.22		(0.10)	(3.12)		0.09	
Basic Earnings Per ADR(3)	(0.95)	(31.24)		42.21		(0.95)	(31.24)		0.95	
Weighted-Average Shares Outstanding ('M)		8,505		7,809			8,505		8,505	

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.76 per USD as of December 31, 2008
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended December 31, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2008		2007
	USD	NTD	NTD
Cash Flow from Operating Activities:			
Net Income	649	21,267	56,418
Depreciation & Amortization	2,180	71,421	73,706
Provision(Reverse) for Inventory Devaluation	170	5,559	(271)
Investment Gain under Equity Method	(51)	(1,660)	(1,110)
Changes in Working Capital & Others	762	24,947	17,216
Net Cash Provided by Operating Activities	3,710	121,535	145,959
Cash Flow from Investing Activities:			
Proceeds from Disposal of AFS Investments	8	270	0
Cash Refund from Capital-Reduction of AFS Investments	0	0	201
Acquisition of Property, Plant and Equipment	(2,633)	(86,251)	(53,881)
Proceeds from Disposal of Property, Plant and Equipment	14	473	78
Increase in Long-term Investments	(259)	(8,489)	(3,612)
Proceeds from Disposal of Long-term Investments	1	29	0
Decrease in Restricted Cash in Banks	0	9	10
Increase in Deferred Assets and Intangible Assets	(43)	(1,409)	(1,898)
Decrease(Increase) in Other Assets	(3)	(89)	215
Net Cash Used in Investing Activities	(2,914)	(95,457)	(58,888)
Cash Flow from Financing Activities:			
Increase in Short-term Borrowings	113	3,700	0
Increase in Guarantee Deposits	(0)	(3)	(2)
Decrease in Long-term Borrowings and Bonds Payable	(641)	(20,999)	(46,096)
Directors' and Supervisors' Remuneration and Employees' Compensation	(54)	(1,763)	(276)
Cash Dividends	(600)	(19,671)	(1,515)
Employee Stock Options Exercised	1	27	126
Net Cash Used by Financing Activities	(1,182)	(38,710)	(47,763)
Effect of Exchange Rate Changes on Cash	(5)	(173)	182
Net Increase(Decrease) in Cash and Cash Equivalents	(391)	(12,805)	39,490
Cash and Cash Equivalents at Beginning of Period	2,458	80,532	41,042
Cash and Cash Equivalents at End of Period	2,067	67,727	80,532

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.76 per USD as of December 31, 2008